Filed pursuant to Rule 425
of the Securities Act of 1933
Filer: Statoil ASA
Filer’s Exchange Act File No.: 1-15200
Norsk Hydro’s Exchange Act File No.: 1-9159
A merger for the future
Merging oil and gas activities at Statoil and Hydro will create a Norwegian-based energy champion which can assert itself even more strongly against tough international competition, says Statoil chair Jannik Lindbæk. “This will be a merger for the future.”
He says that the boards of Statoil and Hydro completed the outline of their proposed union over the weekend, and believes that they have presented a strong and good recommendation.
The two boards have proposed Eivind Reiten, currently president and CEO of Hydro, as chair of the new company, while Helge Lund becomes its chief executive.
“Both companies have separately achieved good results, in Norway as well as internationally,” notes Mr Lindbæk. “The merged enterprise will be a really heavyweight industrial player in the international energy business.
“The merger secures long-term value creation for shareholders and represents an epochal step in the further development of Norway’s role as a supplier of oil and gas to the world market.”
Assuming that the merger proposal is approved by the general meetings of both companies, the Norwegian authorities and the European Commission, the creation of the world’s largest operator in the offshore sector is expected to be implemented in the third quarter of 2007.
In the meantime, Mr Lindbæk explains, Hydro and Statoil will continue to operate as independent companies.
Hydro’s shareholders will own 32.7% of the new company, and Statoil’s will have 67.3%. The Norwegian government’s shareholding will be about 62.5%.
“The merged company will be very well positioned to meet the challenges facing the international oil gas industry in the years to come,” says Mr Lindbæk. “The time is right for a merger.”
Corporate Communication. News editor: Bente Bergøy Miljeteig
Published 18.12.2006 07:00:00
Disclaimer:
This document does not constitute an offer to exchange or sell or an offer to exchange or buy any securities.
An offer of securities in the United States pursuant to a business combination transaction will only be made through a prospectus which is part of an effective registration statement filed with the US Securities and Exchange Commission. Norsk Hydro shareholders who are US persons or are located in the United States are advised to read the registration statement when and if it is declared effective by the US Securities and Exchange Commission because it will contain important information relating to the proposed transaction. You will be able to inspect and copy the registration statement relating to the proposed transaction and documents incorporated by reference at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Statoil’s SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov. In addition, Statoil will make the effective registration statement available for free to Norsk Hydro’s shareholders in the United States.